06007780

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52995

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SinoPac Financial Services USA Ltd

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

18645 E. Gale Ave. Suite 230
(No. and Street)

City of Industry (City) California (State) 91748 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
George Tien 626-363-6880
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Harry C. Lin, CPA, A Professional Corporation
(Name – *if individual, state last, first, middle name*)

17890 Castleton St., Suite 102 City of Industry, California 91748
(Address) (City) (State) (Zip Code)

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 21 2006
WASH. D.C.
203

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 12 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

4/11/06

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Roger Lu, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SinoPac Financial Services (USA) Ltd., as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

State of California
County of Los Angeles
Subscribed and Sworn to (or affirmed) before me
Susan M. Dunn, Notary Public on 2-10-06

by Roger Lu

___ personally known to me or X proved to me on the basis of satisfactory evidence to be the person who appeared before me.
WITNESS my hand and official seal.

SUSAN M. DUNN, NOTARY PUBLIC

SUSAN M. DUNN
COMM. #1515139
NOTARY PUBLIC - CALIFORNIA
LOS ANGELES COUNTY
COMM. EXPIRES SEPT. 23, 2008

President
Signature

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SinoPac Financial Services (USA) Ltd.
Statement of Financial Condition
December 31, 2005

	Note		Amount
Assets			
Cash and cash equivalents	2	$	359,496
Receivable from clearing organization	2, 3		7,920
Other commissions receivable	2, 3		17,024
Prepaid expense			56,070
Deposit with clearing organization	2		100,000
Property, net of accumulated depreciation of $117,040	2, 4		147,581
Software, net of accumulated amortization of $118,058	2, 4		228,354
Security deposit			8,083
Deferred tax assets	2, 6		40,352
Total Assets		$	964,880
Liabilities and Shareholder's Equity			
Liabilities			
Payable to clearing organization	2, 3	$	1,878
Accrued expense and other current liabilities			66,970
Due to affiliate	9		24,043
Deferred rent			30,861
Deferred tax liability	2, 6		40,352
Total Liabilities			164,104
Commitment and Contingencies	5		-
Shareholder's Equity			
Common Stock, $10 par value, 10,000 shares authorized and 2,500 shares issued and outstanding as of December 31, 2005	8		25,000
Additional paid-in capital			679,523
Retained earnings			96,253
Total Shareholder's Equity			800,776
Total Liabilities and Shareholder's Equity		$	964,880

The accompanying notes are an integral part of these financial statements